UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by China Cord Blood Corporation (the “Company”) to the Securities and Exchange Commission on November 23, 2015, amends the Original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements and the applicable interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements in XBRL (eXtensible business reporting language), and to provide for the incorporation by reference described below. No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-191121 and No. 333-183143) of the Company.

This Amendment contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Amendment is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Amendment is filed, and the Company does not intend to update any of the forward-looking statements after the date this Amendment is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Amendment are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the October 2015 revision to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; the non-binding proposal letters from Golden Meditech Holdings Limited and Nanjing Xinjiekou Department Store Co., Ltd.; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2015 of the Company.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,	September 30,
	Note	2015	2015	2015
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		2,436,655	2,671,772	420,382
Trading securities		7,708	7,861	1,237
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; September 30, 2015: RMB33,073 (US$5,204))		120,762	124,978	19,664
Inventories		23,803	29,126	4,583
Prepaid expenses and other receivables		19,508	17,773	2,797
Debt issuance costs	5	3,592	3,737	588
Deferred tax assets		10,270	11,874	1,868
Total current assets		2,622,298	2,867,121	451,119

Property, plant and equipment, net	3	603,167	590,061	92,841
Non-current deposits		207,258	215,601	33,923
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; September 30, 2015: RMB56,422 (US$8,878))		194,238	182,265	28,677
Inventories		58,224	61,375	9,657
Intangible assets, net		115,928	113,618	17,877
Available-for-sale equity securities		122,416	146,016	22,974
Other investment		189,129	189,129	29,758
Debt issuance costs	5	4,210	2,507	394
Deferred tax assets		2,618	2,212	348
Total assets		4,119,486	4,369,905	687,568

LIABILITIES

Current liabilities
Bank loan	4	60,000	—	—
Accounts payable		12,673	15,987	2,515
Accrued expenses and other payables		87,381	62,447	9,826
Deferred revenue		220,140	247,837	38,995
Amounts due to related parties		20,802	45,428	7,148
Income tax payable		10,081	11,765	1,851
Deferred tax liabilities		9,100	11,700	1,841
Total current liabilities		420,177	395,164	62,176

Convertible notes	5	815,851	873,181	137,388
Non-current deferred revenue		1,099,399	1,223,559	192,517
Other non-current liabilities		215,585	237,905	37,432
Deferred tax liabilities		25,261	24,356	3,832
Total liabilities		2,576,273	2,754,165	433,345

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

	March 31,	September 30,
	2015	2015	2015
	RMB	RMB	US$
EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and September 30, 2015, respectively	50	50	8
Additional paid-in capital	814,678	843,626	132,737
Treasury stock, at cost (March 31 and September 30, 2015: 136,899 shares, respectively)	(2,815)	(2,815)	(443)
Accumulated other comprehensive income	63,230	74,358	11,700
Retained earnings	662,615	694,889	109,335
Total equity attributable to China Cord Blood Corporation	1,537,758	1,610,108	253,337

Non-controlling interests	5,455	5,632	886

Total equity	1,543,213	1,615,740	254,223

Commitments and contingencies	—	—	—

Total liabilities and equity	4,119,486	4,369,905	687,568

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Three months ended September 30,			Six months ended September 30,
	Note	2014	2015	2015	2014	2015	2015
		RMB	RMB	US$	RMB	RMB	US$

Revenues		152,122	171,484	26,982	305,453	336,847	53,000
Direct costs		(30,348)	(37,240)	(5,859)	(60,124)	(73,813)	(11,614)
Gross profit		121,774	134,244	21,123	245,329	263,034	41,386

Operating expenses
Research and development		(2,330)	(2,153)	(339)	(4,829)	(4,087)	(643)
Sales and marketing		(30,953)	(36,966)	(5,816)	(62,696)	(74,175)	(11,671)
General and administrative		(31,028)	(42,647)	(6,710)	(60,174)	(83,867)	(13,196)
Total operating expenses		(64,311)	(81,766)	(12,865)	(127,699)	(162,129)	(25,510)

Operating income		57,463	52,478	8,258	117,630	100,905	15,876

Other expense, net
Interest income		4,704	4,387	690	8,970	9,097	1,431
Interest expense		(25,209)	(26,301)	(4,138)	(50,104)	(52,184)	(8,211)
Exchange loss		(182)	(152)	(24)	(2)	(193)	(30)
Dividend income		—	10,020	1,577	1,196	11,200	1,762
Impairment loss on available-for-sale equity securities	6	—	(8,361)	(1,316)	—	(8,361)	(1,316)
Others		680	(328)	(52)	1,297	(239)	(38)
Total other expense, net		(20,007)	(20,735)	(3,263)	(38,643)	(40,680)	(6,402)

Income before income tax		37,456	31,743	4,995	78,987	60,225	9,474

Income tax expense	7	(10,214)	(12,785)	(2,012)	(22,151)	(27,774)	(4,369)
Net income		27,242	18,958	2,983	56,836	32,451	5,105
Net income attributable to non-controlling interests		7	(235)	(37)	149	(177)	(28)
Net income attributable to China Cord Blood Corporation’s shareholders		27,249	18,723	2,946	56,985	32,274	5,077

Net income per share:
Attributable to ordinary shares	8
- Basic		0.35	0.25	0.04	0.72	0.44	0.07
- Diluted		0.35	0.25	0.04	0.72	0.44	0.07
Other comprehensive income
- Net effect of foreign currency translation, net of nil tax		913	(15,797)	(2,486)	1,442	(15,238)	(2,398)
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax
- Unrealized (loss)/gain arising during the period		(8,818)	7,145	1,124	(4,312)	18,005	2,832
- Reclassification adjustment for losses included in net income		—	8,361	1,316	—	8,361	1,316
Comprehensive income		19,337	18,667	2,937	53,966	43,579	6,855

Comprehensive income attributable to non-controlling interests		7	(235)	(37)	149	(177)	(28)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders		19,344	18,432	2,900	54,115	43,402	6,827

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

	China Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	shares	Amount	capital	shares	Amount	income	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2015	73,140,147	50	814,678	(136,899)	(2,815)	63,230	662,615	5,455	1,543,213
Net income	—	—	—	—	—	—	32,274	177	32,451
Other comprehensive income	—	—	—	—	—	11,128	—	—	11,128
Share-based compensation	—	—	28,948	—	—	—	—	—	28,948
Balance as of September 30, 2015	73,140,147	50	843,626	(136,899)	(2,815)	74,358	694,889	5,632	1,615,740

Balance as of September 30, 2015 - US$		$8	$132,737		$(443)	$11,700	$109,335	$886	$254,223

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

	Six months ended September 30,
	2014	2015	2015
	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by operating activities	295,691	298,632	46,987

Cash flows from investing activities:
Purchase of property, plant and equipment	(22,407)	(9,643)	(1,517)
Proceeds from disposal of property, plant and equipment	12	113	18
Net cash used in investing activities	(22,395)	(9,530)	(1,499)

Cash flows from financing activities:
Repayments of bank loan	(60,000)	(60,000)	(9,440)
Proceeds from bank loan	60,000	—	—
Net cash used in financing activities	—	(60,000)	(9,440)

Effect of foreign currency exchange rate change on cash and cash equivalents	330	6,015	947

Net increase in cash and cash equivalents	273,626	235,117	36,995

Cash and cash equivalents at beginning of period	1,882,901	2,436,655	383,387

Cash and cash equivalents at end of period	2,156,527	2,671,772	420,382

Supplemental disclosures of cash flow information:
Cash paid for income taxes	23,680	25,593	4,027
Cash refund for income taxes	18,279	—	—
Cash paid for interest, net of capitalized interest	28,268	27,948	4,397

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                        Principal activities and basis of presentation

(a)                                Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of September 30, 2015, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

(b)                                Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of March 31, 2015 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2015 audited consolidated financial statements of the Company included in the Company’s annual report on Form 20-F for the year ended March 31, 2015.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2015, the results of operations for the three and six months ended September 30, 2014 and 2015, and cash flows for the six months ended September 30, 2014 and 2015 have been made.

For the convenience of the readers, certain amounts as of and for the three and six months ended September 30, 2015 included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.3556, being the spot exchange rate of U.S. dollars in effect on September 30, 2015 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2015 or at any other date.

2                                        Summary of significant accounting policies

(a)                                Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as non-controlling interests. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities.

(b)                                Use of estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the establishment of the selling prices of multiple deliverables in revenue arrangements, the estimation of direct costs for the provision of donated cord blood for transplantation and research, the useful lives of property, plant and equipment and intangible assets, the valuation allowances for receivables and deferred tax assets, the realizability of inventories and the fair values of share-based compensation.

3                                        Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,	September 30,
	2015	2015	2015
	RMB	RMB	US$

Buildings	581,252	581,508	91,495
Leasehold improvements	14,864	14,864	2,339
Machineries	137,811	146,636	23,072
Motor vehicles	15,209	15,505	2,440
Furniture, fixtures and equipment	40,132	40,205	6,326
Construction-in-progress	4,283	1,706	268
	793,551	800,424	125,940
Less: Accumulated depreciation	(190,384)	(210,363)	(33,099)
Total property, plant and equipment, net	603,167	590,061	92,841

Depreciation expense related to property, plant and equipment for the three months ended September 30, 2014 and 2015 was RMB12,146 and RMB11,420 (US$1,797), respectively. Depreciation expense related to property, plant and equipment for the six months ended September 30, 2014 and 2015 was RMB22,398 and RMB22,593 (US$3,554), respectively.

As of March 31, 2015, buildings with carrying value of RMB107,509 were collateralized for a short-term bank loan of RMB60,000 (Note 4).

4                                        Bank loan

On August 25, 2014, the Group borrowed RMB60,000 from Hangzhou Bank for one year. The loan bears a monthly fixed interest rate at 0.6%. The Group repaid the bank loan in full on August 24, 2015.

5                                        Convertible notes

On April 27 and October 3, 2012, the Company completed the sale of US$65,000 and US$50,000 in aggregate principal amount of 7% senior unsecured convertible notes to Brilliant China Healthcare Investment Limited (formerly known as KKR China Healthcare Investment Limited) (“BCHIL”) (the “KKR Notes”) and Golden Meditech Holdings Limited (“GMHL”) (the “GM Notes,” and collectively the “Notes”), respectively.

In November 2014, GMHL completed the sale of US$50,000 in aggregate principal amount of GM Notes to Magnum Opus International Holdings Limited (“Magnum”), a private vehicle that is controlled by the Company’s chairman, and Cordlife Group Limited (“CGL”), for a total consideration of US$88,090. As a result, the holders of the GM Notes became Magnum and CGL and each of them holds US$25,000 of the GM Notes. All terms and conditions of the GM Notes remained the same after the transfer from GMHL to Magnum and CGL, except for the change of the holder’s name on the GM Notes and the denomination of the GM Notes from US$50,000 to US$25,000.

In August 2015, BCHIL transferred the KKR Notes to Excellent China Healthcare Investment Limited (“ECHIL”). On the same day, Magnum Opus 2 International Holdings Limited (“MO2”), an entity wholly owned by the Company’s chairman, acquired all the issued and outstanding shares of ECHIL. The total purchase price of ECHIL’s issued and outstanding shares was US$161,784. As a result, MO2 indirectly holds the KKR Notes through its wholly owned subsidiary, ECHIL.

The carrying amounts of the Notes are summarized in the following table:

	March 31,	September 30,
	2015	2015	2015
	RMB	RMB	US$

Principal amount of the KKR Notes	400,175	416,298	65,502
Principal amount of the GM Notes	307,828	320,229	50,385
Cumulative interest payable	107,848	136,654	21,501
Carrying amount	815,851	873,181	137,388

The Company accrued interest on the Notes based on the guaranteed 12% internal rate of return per annum. The difference between the accrued interest rate of 12% and the coupon rate of 7% of the Notes is recorded in convertible notes in the unaudited condensed consolidated balance sheets. Debt issuance costs capitalized in connection with the issuance of the Notes are amortized from the date the Notes were issued to the earliest date the holders of the Notes can demand payment, which is five years.

Interest expense relating to the Notes is as follows:

	Three months ended September 30,			Six months ended September 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$

KKR Notes interest incurred	13,488	14,481	2,279	26,638	28,217	4,440
GM Notes interest incurred	9,843	10,540	1,658	19,587	20,696	3,256
Amortization of debt issuance costs	912	927	146	1,814	1,821	287
Total interest expense	24,243	25,948	4,083	48,039	50,734	7,983

6                                        Impairment loss on available-for-sale equity securities

The Group recorded an impairment loss on available-for-sale equity securities of RMB8,361 (US$1,316) in the three and six months ended September 30, 2015, which related to the Group’s investment in Life Corporation Limited (“LFC”). Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time to which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, the management considered that the decline in value on the investment in LFC up to September 30, 2015 was other-than-temporary. As a result, an impairment loss of RMB8,361 (US$1,316) was recognized in earnings during the three months ended September 30, 2015.

7                                        Income tax

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In February 2012, Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) received approval from the tax authority on the renewal of its High and New Technology Enterprise (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In January 2015, Beijing Jiachenhong received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016.

In June 2011, Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2010 to December 31, 2012. In April 2014, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2013 to December 31, 2015.

The Enterprise Income Tax law and its implementation rules impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of March 31 and September 30, 2015, the Company has provided RMB9,100 and RMB11,700 (US$1,841), respectively, for withholding income tax on a portion of the undistributed earnings of its PRC subsidiaries that are expected to be distributed. No income taxes were provided for the remaining undistributed earnings which are intended to be invested indefinitely in the PRC. As of September 30, 2015, such unremitted earnings that may be subject to the withholding tax amounted to RMB1,058,252 (US$166,507) and the related unrecognized deferred tax liability was RMB105,825 (US$16,651).

The Company’s effective income tax rates for the three months ended September 30, 2014 and 2015 were 27.3% and 40.3%, and were 28.0% and 46.1% for the six months ended September 30, 2014 and 2015, respectively. The effective income tax rates for the three and six months ended September 30, 2014 and 2015 differ from the PRC statutory income tax rate of 25% primarily due to the effect of withholding tax and the effect of non-PRC entities not being subject to income tax, which is offset by the effect of Beijing Jiachenhong and Guangzhou Nuoya’s preferential tax treatments.

As of and for the six months ended September 30, 2015, the Company did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

8                                        Net income per share

The following table sets forth the computation of basic net income per share and diluted net income per share for the three and six months ended September 30, 2014 and 2015 respectively:

		Three months ended September 30,
	Note	2014	2015	2015
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		27,249	18,723	2,946
Earnings allocated to participating convertible notes	(i)	(1,638)	—	—
Net income for basic and diluted net income per share		25,611	18,723	2,946

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	73,003,248	73,003,248

Net income per share attributable to ordinary shares:
- Basic		0.35	0.25	0.04
- Diluted	(ii)	0.35	0.25	0.04

		Six months ended September 30,
	Note	2014	2015	2015
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		56,985	32,274	5,077
Earnings allocated to participating convertible notes	(i)	(4,246)	—	—
Net income for basic and diluted net income per share		52,739	32,274	5,077

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	73,003,248	73,003,248

Net income per share attributable to ordinary shares:
- Basic		0.72	0.44	0.07
- Diluted	(ii)	0.72	0.44	0.07

Notes:

(i)

The Notes provide each holder with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the Notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company’s shareholders is reduced by such allocated earnings to participating convertible notes for each reporting period in both basic and diluted net income per share computation.

(ii)

During the three and six months ended September 30, 2014 and 2015, the Company had potentially dilutive ordinary shares of 40,521,495 respectively, representing shares issuable upon conversion of the Notes (Note 5). Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

9                                        Subsequent events

In October 2015, GMHL completed an open offer of the sale of its shares (the “Open Offer”) for the purpose of acquiring US$50,000 in principal amount of the Notes and 7,314,015 ordinary shares of the Company held by CGL (the “CGL Sale Shares”). The total proceeds from the Open Offer amounted to approximately HK$985,696 (before expenses in relation to the Open Offer). In October and November 2015, GMHL applied a portion of the net proceeds from the Open Offer for the purchase of US$25,000 in principal amount of the Notes and the CGL Sale Shares and the Company has been informed that GMHL currently intends to apply the remaining net proceeds to acquire the other US$25,000 in aggregate principal amount of the Notes.

In November 2015, GMHL and Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”) entered into a non-binding framework purchase agreement (the “MOU”). Pursuant to the MOU, Nanjing Xinjiekou proposed to (i) acquire from GMHL an aggregate of 47,835,509 ordinary shares of the Company (comprising ordinary shares to be issued upon conversion of all outstanding Notes and the CGL Sale Shares) and 30,681,266 ordinary shares of the Company currently held by GMHL, which in the aggregate would represent approximately 65.1% of the enlarged issued share capital of the Company (the “Minimum Company Shares”); and (ii) provide assistance, including possible financing, to GMHL in its proposed “going private” transaction involving the Company. The total consideration for the possible disposal of the Minimum Company Shares to Nanjing Xinjiekou by GMHL (the “Total Consideration”) is subject to further negotiation between GMHL and Nanjing Xinjiekou with reference to the valuation of the Minimum Company Shares, which is preliminarily expected to be not less than RMB7,255,000 (the “Expected Valuation”).

The Total Consideration is proposed to be settled by Nanjing Xinjiekou issuing its new shares (the “Settlement Shares”) representing an amount of not less than RMB4,000,000 and the remaining RMB3,255,000 of the Total Consideration being settled in cash, resulting in cash consideration of approximately RMB41.4 per Minimum Company Share (approximately US$6.5 per Minimum Company Share).

The proposed disposal of the Minimum Company Shares to Nanjing Xinjiekou and the agreement on the Expected Valuation by Nanjing Xinjiekou are conditional upon (i) Nanjing Xinjiekou acquiring the Minimum Sale Shares upon completion of the proposed “going private” transaction of the Company by GMHL; (ii) GMHL undertaking not to transfer the Settlement Shares for a period of 36 months; (iii) GMHL taking effective steps to ensure that the Company’s management does not resign in a 36 months’ period; and (iv) GMHL providing a conditional undertaking to Nanjing Xinjiekou with respect to the Company achieving certain profit targets in calendar years 2015, 2016 and 2017, including providing compensation to Nanjing Xinjiekou with respect to any profit shortfall.

The proposed disposal of the Minimum Company Shares to Nanjing Xinjiekou by GMHL and the agreement on the Expected Valuation by GMHL are conditional upon (i) Nanjing Xinjiekou providing financing to GMHL in respect of GMHL’s proposed “going private” transaction of the Company, if requested by GMHL and subject to agreement between the parties; (ii) neither the appraised value of the Minimum Company Shares nor the Total Consideration would be less than RMB7,255,000; (iii) the market value of the Settlement Shares at the relevant price determination date will not be less than RMB4,000,000 and RMB3,255,000 of the Total Consideration will be settled in cash; (iv) Nanjing Xinjiekou maintains its listing status on the Shanghai Stock Exchange; and (v) Nanjing Xinjiekou will not change the strategy or business model of the Company for a period of 36 months from the date of completion of the proposed disposal.

In addition to the Minimum Company Shares, Nanjing Xinjiekou has indicated that it also intends to acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company. Nanjing Xinjiekou proposed a preliminary valuation of RMB1,745,000 for such shares, representing a valuation of approximately RMB41.4 per ordinary share (approximately US$6.5 per ordinary share).

The MOU is effective until May 2016 and GMHL has agreed not to enter into any discussions, negotiations or transactions with any party other than Nanjing Xinjiekou in relation to the sale or disposition of the Minimum Company Shares during the term of the MOU.

As of the date of this report, no decisions have been made with respect to the Company’s response to the non-binding proposals received from GMHL and Nanjing Xinjiekou in April 2015 and August 2015, respectively, and there cannot be any assurance as to when, if ever, or on what terms any potential transaction will be consummated.

Other Events

On November 23, 2015, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2015. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1 *	Press Release, dated November 23, 2015
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: December 11, 2015